UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bowman Consulting Group Ltd.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

103002101

(CUSIP Number)

Gary Bowman

12355 Sunrise Valley Drive, Suite 520

Reston, Virginia 20191

(703) 464-1000

Copies to:

Robert Hickey

Chief Legal Officer

12355 Sunrise Valley Drive

Suite 520

Reston, Virginia 20191

Tel: (703) 464-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103002101	13D	Page 2 of 6

1.	Names of Reporting Persons. Gary Bowman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 977,225 shares
	8.	Shared Voting Power 1,418,338 shares (1)
	9.	Sole Dispositive Power 977,225 shares
	10.	Shared Dispositive Power 1,418,338 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,395,563 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.43% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Shares held by Bowman Family Asset Management, LLC of which Mr. Bowman is the manager.
(2)

Based on 16,597,220 shares of common stock of Bowman Consulting Group Ltd. (the “Common Stock”) outstanding as of April 1, 2024, based on Bowman Consulting Group Ltd.’s final prospectus supplement dated March 26, 2024 (the “Prospectus Supplement”), filed with the Securities and Exchange Commission (“SEC”) on March 28, 2024.

CUSIP No. 103002101	13D	Page 3 of 6

1.	Names of Reporting Persons. Bowman Family Asset Management, LLC (“BFAM”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,418,338 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,418,338 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,418,338 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.54% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of shares held by BFAM, an estate planning vehicle established to manage the investments of Mr. Bowman and his family. Mr. Bowman is the manager of BFAM.
(2)	Based on 16,597,220 shares of Common Stock outstanding as of April 1, 2024, based on Bowman Consulting Group Ltd.’s Prospectus Supplement dated March 26, 2024, filed with the SEC on March 28, 2024.

CUSIP No. 103002101	13D	Page 4 of 6

Explanatory Note

This Amendment No. 7 (the “Amendment”) is being filed by the Gary Bowman and Bowman Family Asset Management, LLC (the “Reporting Persons”) and amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed by Gary Bowman on May 13, 2021, as amended by Amendment No. 1 filed September 23, 2021, Amendment No. 2 filed October 13, 2021, Amendment No. 3 filed November 16, 2021, Amendment No. 4 filed February 15, 2022, Amendment No. 5 filed December 13, 2022, and Amendment No. 6 filed November 24, 2023 relating to shares of Common Stock, of Bowman Consulting Group Ltd., a Delaware corporation (the “Issuer”).

Item 2. Identity and Background

Item 2 of Schedule 13D is hereby deleted in its entirety and substituted by the following:

Gary Bowman and Bowman Family Asset Management LLC may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), due to the provisions of the Bowman Family Asset Management, LLC Operating Agreement, effective as of October 8, 2021.

Mr. Bowman is the Issuer’s Chairman, President, and Chief Executive Officer. The address of Mr. Bowman and the Issuer is 12355 Sunrise Valley Drive, Suite 520, Reston, Virginia 20191. Mr. Bowman serves as Chairman of the Issuer’s Board of Directors.

Bowman Family Asset Management LLC (“BFAM”) is a limited liability company formed in September 2021 under the laws of Commonwealth of Virginia. Its principal business is the management of the investment assets of Mr. Bowman and his family. The manager of BFAM is Gary Bowman and its business address is 12355 Sunrise Valley Drive, Suite 520, Reston, Virginia 20191.

During the past five years, Mr. Bowman has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Bowman is a U.S. citizen.

Item 4. Purpose of the Transaction

Item 4 is hereby amended as follows:

On April 1, 2024, Mr. Bowman and BFAM, of which Mr. Bowman is manager, each sold 114,705 and 61,765 shares of Common Stock, respectively, in the Issuer’s public offering pursuant to an underwriting agreement dated March 26, 2024, among the Issuer, BofA Securities, Inc. and Robert W. Baird & Co. Incorporated, as representatives of the underwriters named therein, and the attorney-in-fact on behalf of Mr. Bowman, BFAM and Michael Bruen, as selling stockholders. The price per share sold in the public offering was $34.00.

The Reporting Persons have no plans or proposals which relate to or would result in any of the matters listed in Item 4 of Schedule 13D. From time to time, however, Mr. Bowman may acquire shares of Common Stock pursuant to equity awards granted to him by the Issuer or, for investment purposes.

Mr. Bowman may acquire or dispose of shares of Common Stock through open market transactions, stock trading plans (a “Rule 10b5-1 Plan”) intended to satisfy the affirmative defense conditions of the Securities Exchange Act Rule 10b5-1(c), or otherwise. On September 15, 2023, Mr. Bowman, individually and as manager of BFAM entered into a 10b5-1 Plan that provides for (i) with respect to Mr. Bowman, the sale of 80,000 shares of Common Stock pursuant to the terms of the 10b5-1 Plan from December 2023 through October 2024, and (ii) with respect to BFAM, the sale of 40,000 shares of Common Stock pursuant to the terms of the 10b5-1 Plan from December 2023 through October 2024. In addition, Mr. Bowman may gift shares of Common Stock, or he may transfer shares to BFAM to facilitate the management of such assets.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)—(b) Mr. Bowman has the sole voting and dispositive power over 977,225 shares of Common Stock and shared dispositive power over 1,418,338 shares of common stock, which are held by BFAM and of which he is the manager. The aggregate shares of Common Stock over which Mr. Bowman has beneficial ownership represent 14.43% of the total shares of Common Stock outstanding. BFAM has shared voting and dispositive power over 1,418,338 shares of Common Stock. The shares over which BFAM has beneficial ownership represent 8.54% of the total shares of Common Stock outstanding.

Based on 16,597,220 shares of Common Stock outstanding as of April 1, 2024, based on the Issuer’s Prospectus Supplement dated March 26, 2024, filed with the SEC on March 28, 2024.

(c)—(e) N/A

CUSIP No. 103002101	13D	Page 5 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2024

By:	/s/ Gary Bowman
Name:	Gary Bowman

Bowman Family Asset Management, LLC

By:	/s/ Gary Bowman
Name:	Gary Bowman
Title:	Manager

CUSIP No. 103002101	13D	Page 6 of 6

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D/A to which this Joint Filing Agreement is attached, and have duly executed this Joint Filing Agreement as of the date set forth below.

Date: April 4, 2024

By:	/s/ Gary Bowman
Name:	Gary Bowman

Bowman Family Asset Management, LLC

By:	/s/ Gary Bowman
Name:	Gary Bowman
Title:	Manager